CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072

570 Lexington Avenue                   o                   1401 Eye Street, N.W.
 New York, NY 10022                                         Washington, DC 20005
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                                            February 28, 2006

Mr. Stephen G. Krikorian
Branch Chief - Accounting
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      Re:  LanOptics Ltd.
                           Form 20-F for the Fiscal Year Ended December 31, 2004 File No. 0-20860
                           -----------------------------------------------------

Dear Mr. Krikorian:

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff"), in a letter addressed to Mr. Meir D. Burstin, Chairman of the Board of LanOptics Ltd. (the "Company" or "LanOptics"), dated January 27, 2006, with respect to the Company's Annual Report on Form 20-F for fiscal year ended December 31, 2004. We have repeated your numbered comments below and have provided a response to each comment.

         Note 2j - Redeemable Preferred shares in a subsidiary and Preferred
         -------------------------------------------------------------------
shares in a subsidiary and Note 3 - Investment in EZchip
--------------------------------------------------------




1. We note that the Exchange Right was granted to the major minority shareholders of the EZchip Series C Redeemable Preferred Shares ("Series C shares") in May 2003, subsequent to the issuance of the original Series C shares in March 2003. It appears this modification of the EZchip Series C shares should be accounted for as a modification of an equity instrument in accordance with paragraph 35 of SFAS 123. In this regard, we note that the fair value of the modified instrument would be compared to the fair value of the original instrument on the date of modification, with the difference flowing though minority interest. We note in your response that you concluded the fair value of the right was zero on the date of issuance since LanOptics' business consists entirely of the EZchip business. However, we note that there would appear to be at least some additional value transferred to the major minority shareholders since the holders of the EZchip Series C shares now have the option to exchange their Series C shares for publicly traded LanOptics shares and that the LanOptics common shares to be issued upon and exchange must be registered with the SEC pursuant to the


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Mr. Stephen G. Krikorian                                                     -2-

registration rights granted. Please tell us how you considered this fact in concluding that there was no additional value transferred to the four major minority shareholders upon the granting of the Exchange Right.

Our client believes that the Exchange Right does not constitute the transfer of additional value to the four major minority shareholders of EZchip preferred shares. The Exchange Right is a contingent feature that outlines a simple mechanism for the acquisition of EZchip's shares by using shares of LanOptics. The Exchange Right has no more than a de minimis value as a result of the following:

     o The Exchange Right is contingent upon substantial conditions that are not within the control of the holder of the Exchange Right, as detailed below.

     o The Exchange Right does not state a fixed "conversion price." Rather, the mechanism merely outlines the procedures required for an exchange. The actual conversion ratio is to be negotiated at a future date (the time of the actual exchange), based on the activities of EZchip and LanOptics at that time.

     o An actual exchange pursuant to the Exchange Right would entail an extensive and time consuming process, which would result in the inability of a shareholder to realize the market price for LanOptics known at the time it determines to exercise the Exchange Right.

The Company has retained a third party expert, BDO, to perform an economic analysis of this issue. The BDO analysis supports the Company's conclusion that the Exchange Right has no more than a de minimis value.

Discussion:

The purpose of the Exchange Right is to provide a mechanism pursuant to which LanOptics will be able to gain full control over EZchip. LanOptics has on several occasions publicly announced its intention to consummate such a process. The Exchange Right is a relatively simple mechanism that is designed to avoid the need to conduct multiple, complex negotiations with individual shareholders. It is no more than a model, however, and by its very terms it is subject to changes in good faith based on the circumstances at the time of the exchange. The Company agreed on this model with the four largest minority shareholders of EZchip based on the transaction it consummated in 2003 with Apax Partners. The mechanism takes into consideration the respective businesses of EZchip and LanOptics at the time of the exchange. The Exchange Right extends to all shares held by the four minority shareholders, not only the Series C preferred shares. The minority shareholders have acknowledged that they will need to waive their preferential rights if they pursue an exchange of their shares.

The Exchange Right is contingent upon substantial conditions that eliminate any real value:

     o    LanOptics and the minority shareholder need to agree the terms for the
          exchange  in  good  faith  taking  into   consideration  the  business
          situation applicable at the time;



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Mr. Stephen G. Krikorian                                                     -3-

     o Limited Exchange Right - At least two of the major minority shareholders must elect to exchange their EZchip preferred shares for newly-issued LanOptics ordinary shares in accordance with the agreed terms in order to activate the Exchange Right. This means that the Exchange Right is not within the control of the owner of the right.

     o If at least two of the four principal investors in EZchip (other than LanOptics) elect to exchange their EZchip shares for newly-issued LanOptics ordinary shares, then all of the holders of EZchip preferred shares of all classes (other than LanOptics and the employees of EZchip) will be offered the possibility of exchanging their EZchip shares for newly-issued LanOptics ordinary shares under the same terms.

     o Mandatory Exchange - If at least three of the four principal investors in EZchip (other than LanOptics) elect to exchange their EZchip shares for newly-issued LanOptics ordinary shares, then the fourth principal investor in EZchip will be compelled to exchange its EZchip shares for newly-issued LanOptics ordinary shares.

The procedure required to consummate the exchange includes several elements:

     o Compliance with applicable securities laws. An exchanging EZchip shareholder will be able to sell LanOptics shares received in the exchange only pursuant to the exercise of registration rights or an exemption, if and to the extent available. In addition to securities law restrictions, the shareholder must agree to a contractual lock-up for most of its shares. The trading volume in LanOptics' shares has historically been quite low and LanOptics' share price has been subject to significant fluctuations, so that liquidity is limited even when no resale restrictions apply; and

     o The very fact that an EZchip shareholder exchanges its shares and exercises registration rights to sell them is likely to create an overhang, with an uncertain effect on the price of the LanOptics shares. Consequently, the price of the LanOptics shares at the end of the day may be substantially different from the price when the shareholder first decides to exchange its shares.


2. It is still unclear how you concluded that the fair value of the EZchip Series C shares has not varied since the original issuance of the Series C shares for cash in March 2003. In this regard, we note in your response that pursuant to ASR 268 you are accreting the Series C shares at a rate of 6% per annum since you believe this value to be higher than the increase in the fair value of the Series C shares. Given that the holders of the Series C shares could convert into ordinary shares of LanOptics, it is unclear why the LanOptics ordinary share price is not more of an indicator of the fair value of the Series C shares or the fair value of the EZchip ordinary shares, In this regard, we note that the LanOptics ordinary share price has varied significantly over the past couple of years, including near a high around $15.59 in December 2004. Please tell us how you considered the fact that the Series C shares could be converted into LanOptics ordinary shares in concluding that the fair value of the EZchip Series C shares has not changed since issuance. Additionally, in light of the fact that EZchip issued additional Series C shares for cash in March 2004 and July 2005 at the same price of $0.8161, please tell us how you concluded that there was no beneficial conversion feature that

Mr. Stephen G. Krikorian                                                     -4-

was required to be recorded in connection with these issuances. In this regard, it is unclear why the LanOptics ordinary share price is not more of an indicator of the fair value of the EZchip Series C shares and EZchip ordinary shares when LanOptics Business consists entirely of the EZchip business.

The Company believes that the price of an EZchip preferred share is not directly linked to the quoted market price of a LanOptics share. The Company further believes that the most reliable indictor for the fair value of an EZchip share is based on a market participant approach that considers actual transactions entered into on an arms'-length basis between willing parties. The Company bases its conclusion on the following:

     o During the years 2003-2005 cash investments were made in EZchip by sophisticated investors. The investment rounds included existing investors; however, their participation was not on a pro rata basis. As the rounds embodied conflicting interests, the Company believes that the value determined properly reflected the fair value of the Company. The investors had an interest in ensuring that the valuation was fair, or else certain investors would have been diluted. The negotiations did not take into consideration the market price of a LanOptics share.

     o The Company believes that the quoted market price of LanOptics shares is not a credible indicator for the value of EZchip, given the fact that two different companies are involved, potential different shareholders' interests and the fact that the LanOptics market price does not occur in an "active market." The common stock of LanOptics is not representative of the fair value of EZchip (i.e. the amount at which EZchip as a whole could be bought or sold in a current transaction between willing parties). See further discussion below.


The Company has retained an independent  expert,  BDO, to perform a valuation of
EZchip, and its preferred and ordinary shares. The valuation report took into consideration the various indicators discussed in this response letter. The independent report supports the Company's conclusion that no beneficial conversion feature existed in these three financial rounds.

Discussion:

The Company believes that the market price of LanOptics shares is not a credible indicator for the value of EZchip, for the following reasons:

     o There are a variety of reasons that the value of EZchip is not directly related to the stock market price of LanOptics' shares. For example, the stock price of LanOptics may be affected by the low volume of trading in the stock, as well as by speculative acts of certain investors and by day traders who seek to benefit from the inherent inefficiencies of the public market. From time to time LanOptics may also hold non-EZchip-related assets, which affect the value of LanOptics but not of EZchip.

Mr. Stephen G. Krikorian                                                     -5-

     o As noted in the Staff's comment above, LanOptics' share price has fluctuated dramatically over the last couple of years, going from a low of $3.96 in February 2003 to a high of $14.59 in December 2004, and back down to $4.99 in December 2005. Contrary to what these share prices might suggest about the development of EZchip's business, in fact EZchip grew slowly but surely throughout this period. Moreover, formulaically translating the LanOptics per share price on a pro rata basis gives a valuation range of $66M to $265M for EZchip - very different from the actual valuation at which EZchip was able to raise money during this period.

     o As more fully described above in the response to Staff comment no. 1, the Exchange Right facilitates conversion of EZchip's preferred shares into LanOptics' ordinary shares, but this still entails a lengthy, complex and risky procedure. The EZchip preferred shares are not readily convertible into LanOptics shares or, for that matter, into cash (based on a certain market price available on a specific date). An investor in EZchip preferred shares is unable to realize the market price of LanOptics ordinary shares prevailing on or anytime near the date of the investment decision to exchange, but rather the price that will be available if and when the shareholder is able to consummate all of the following:

          o convince another minority shareholder to participate in the exchange (a minimum of two minority shareholders is required). If several other shareholders then decide to participate, the minority shareholder would need to wait until the consummation of the procedure and agreement on terms with all of the shareholders;

          o finalize agreement on conversion terms, in good faith, with LanOptics;

          o exchange all but not less than all of its EZchip shares at one time;

          o wait until a registration statement is filed and declared effective;

          o comply with mandatory, contractual lock up restrictions before selling LanOptics shares; and

          o sell LanOptics shares over what may be a significant period, in light of the low trading volumes of LanOptics' shares in the open market.

The entire process is time consuming. As such, the market price of LanOptics' shares prevailing on the investment decision date (the date the shareholder decides to exchange EZchip shares pursuant to the exercise right) will likely be materially different by the time of sale - and therefore is not an appropriate measure of the fair value of the EZchip preferred shares.

In accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio," even if one assumes that a beneficial conversion feature may exist within the Exchange Right, the value of such contingent beneficial conversion feature should not be recognized until the contingency is resolved - that is,

Mr. Stephen G. Krikorian                                                     -6-

upon the exercise of the Exchange Right by the owners. To date, the four minority shareholders, the owners of the Exchange Right, have not yet exercised their right. (None of these shareholders participated in the exchange transaction that took place in 2005).

Note 13c. - Shareholders' Equity, Stock Options of Subsidiary, page F-34

3. We have reviewed your response to prior comment no. 4 and understand that you believe the fair value of EZchip's ordinary shares approximated the fair value of the EZchip Preferred shares. Since the EZchip Preferred shares can be converted into LanOptics ordinary shares, it would appear that the fair value of LanOptics common share price is a strong indicator of the fair value of the EZchip Preferred shares and EZchip ordinary shares. Provide us with additional persuasive evidence and analysis to support the fair value of the EZchip ordinary shares. As previously requested, ensure your response addresses the conversion rates associated with the Swap Option and the fair value of EZchip's Preferred shares. Also, see the above comment regarding the valuation of EZchip's preferred shares.

We respectfully refer the Staff to the responses to comment nos. 1 and 2 above, as to why the fair value of EZchip's preferred shares is not directly linked to the fair value of LanOptics' ordinary shares.

Furthermore, the Exchange Right was entered into with four minority holders of preferred shares, and not with the holders of ordinary shares of EZchip.

As discussed in the response to comment no. 4 in our response letter dated September 26, 2006, the deemed fair value of EZchip's ordinary shares is based on EZchip's corporate value, which is evidenced by the preferred share investment rounds made during the years. Although the preferred shares do embody certain preferential rights compared to the ordinary shares, the Company believes this additional value is relatively minor.

The Company has retained an independent expert, BDO, to perform an analysis of EZchip. The BDO analysis confirms the Company's views regarding the value of EZchip's ordinary shares during the three years ending December 31, 2005. The deemed fair value estimated for the ordinary shares (based on which the exercise price ascribed to the stock options was set) was slightly above the high end of BDO's valuation. As such, the Company believes that the independent expert's report generally supports its conclusion that the fair value of the ordinary shares approximated the fair value of EZchip's preferred shares.

     A separate letter from an officer of the Company is accompanying this letter and acknowledges that: (i) the Company is responsible for the accuracy of the disclosure in its filings; (ii) comments by the Staff, or changes to disclosure in response to comments by the Staff, do not foreclose the Commission from taking any actions with respect to the Company's filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Stephen G. Krikorian                                                     -7-

     If you have any further questions, please do not hesitate to contact Dror Israel, CFO of the Company, at 011 972-4-959-6602 or me at 212-238-8605.



                                            Very truly yours,

                                            /s/Steven J. Glusband
                                            Steven J. Glusband

SJG:tco
Enclosures

cc:      Tamara Tangen, Securities and Exchange Commission
         Dror Israel, CFO, LanOptics Ltd.